

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

Via E-mail
Robert L. Edwards
Chief Executive Officer
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

> **Re: Safeway, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed April 17, 2014**
> **File No. 001-00041**

Dear Mr. Edwards:

We have limited our review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, please consider prior staff no-action letters on this topic in support of your position. See, e.g., Minnesota Mining and Manufacturing Co., SEC No-Action Letter (Oct. 13, 1998).

Letter to Stockholders

2. Please improve the readability of the paragraph describing the merger consideration that begins at the bottom of the first page of the letter and continues on the second page.

Merger Consideration, page 6

3. Your definition of "Per Share Merger Consideration" includes both the cash merger consideration, as well as any contingent payments payable pursuant to the contingent value rights shareholders may receive. The contingent elements of the merger consideration should consistently be characterized as such throughout the proxy statement; that is, shareholders should understand that they should vote for the merger if they are willing to accept only $32.50 in cash. Please revise to make this clear throughout the proxy statement including through the use of defined terms and highlighted statements emphasizing the contingent nature of any additional payments. See for example, the comparison of the per share merger consideration to recent trading prices of Safeway common stock.

4. Revise generally to discuss the uncertain timing of the PDC and Casa Ley CVR triggering events and to generally describe the specific uncertainties which could result in no additional value for shareholders besides the $32.50 in cash consideration being offered pursuant to the merger.

Background of the Merger, page 51

5. We note your disclosure in the first paragraph on page 54 that the Board of Directors concluded "that it would not pursue a sale of Safeway at that time, but rather that it would continue to implement… a strategy to return cash to the stockholders that it expected to receive form the Canadian Sale." Please explain in further detail the reasons why the Board of Directors decided not to pursue a sale of Safeway at that time. In this regard, we note your disclosure on page 53 that the Board considered the potential rationale for a possible sale, including, "near-term premium to stockholders."

6. We note your disclosure on page 56 that "[t]he Board also reviewed a list of strategic companies that could be acquirers….[t]he Board did not believe it was likely that any of these strategic companies were likely to pursue an acquisition of Safeway." Please expand your disclosure to further discuss why the Board did not consider any of the strategic companies presented on the December 5, 2013 meeting to be likely potential acquirers.

7. We note your disclosure on page 54 that the Board of Directors would not permit Cerberus and Albertson's LLC to undertake a due diligence review without "an acquisition proposal with a price and other key terms that were compelling." Please expand your disclosure regarding why the Board of Directors changed its positions and was willing to "provide information to Albertson's LLC, Cerberus, the Co-Investors and their advisors to enable them to conduct a due diligence investigation," even though the December Proposal was not accepted (page 57).

8. Please expand your disclosure to discuss how the Board got comfortable with the assigned value imputed to the Casa Ley CVR and PDC CVR. In this regard, please tell us what consideration, if any, the Board gave to the uncertainty associated with the CVRs (e.g., regarding whether a CVR will occur, the timing and terms of any such transaction, the definitive form of the CVR agreements, etc.), and please revise your disclosure to the extent necessary to explain the specific uncertainties associated and how the Board assessed them in recommending this transaction.

Opinion of Greenhill & Co., LLC, Financial Advisor to the Board, page 83

9. Please briefly describe the method by which Greenhill was selected as your financial advisor. Please see Item 1015(b)(3) of Regulation M-A.

The Merger Agreement, page 113

Explanatory Note Regarding the Merger Agreement, page 113

10. Regarding the last sentences of this section, please clarify for us whether in fact you have provided information in the proxy statement that qualifies a representation or warranty may have been included in this Proxy Statement and revise your disclosure, as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-338, Christina Chalk, Special Counsel, at (202) 551-3263, or me at (202) 551-3720, with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director